

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

April 29, 2011

Mr. Richard Astrom
A Clean Slate, Inc.
1750 Osceola Boulevard
West Palm Beach, Florida 33409

**Re:**      **A Clean Slate, Inc.
Registration Statement on Form S-1
Filed on April 20, 2011
File No. 333-171804**

Dear Mr. Astrom:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Security Holders, page 18

1. Your selling security holder table on page 18 appears to be incorrect. While you have amended your registration statement to reduce the shares being offered by each selling shareholder by 50%, the amount of securities held by each selling shareholder prior to the offering should remain the same, and 50% of that amount should be held by each selling security holder upon completion of the offering. Please revise, or

advise us why revisions are not needed.

Directors, Executive Officers, Promoters, and Control Persons, page 31

2.  We note your response to comment five from our letter dated April 1, 2011.  Please identify Mr. Astrom as a promoter and provide the disclosure required by Regulation S-K Item 404(c) or provide your analysis of why Mr. Astrom is not a promoter.

Financial Statements, page 44

3.  It appears that your auditors have revised and re-dated their audit report.  It also appears that you have revised your financial statements.  As such please provide all the disclosure required by ASC 250.  In addition, please amend your Form 10-K to correspond to your Form S-1 for the periods presented.  Furthermore, if necessary please file an item 4.02 Form 8-K accordingly.

Note 3 Reverse Recapitalization, page 55

4.  We note your response to our comment 6 from our letter dated April 1, 2011.  However it appears that Mr. Richard Astrom, the CEO and sole director of Darwin, will remain as a director until he receives full payment of the redemption price, at which time he shall resign.  In this regard addressing ASC 805-10-55-10 through 805-10-55-15, tell us why you believe that VLS is the accounting acquirer.

5.  Furthermore, you state that "On April 14, 2011 we entered into an Amendment to Agreement and Plan of Merger with respect to the Redemption of the Series B Preferred Stock pursuant to which: (i) the Redemption shall be retroactively effective as of the closing of the Merger, at which time the Preferred Stock was cancelled and retired, (ii) the Redemption Price shall be due and payable in full six months after the effectiveness of this Registration Statement." In this regard it is not clear to us how you can redeem canceled preferred shares.  Please explain.

6.  Tell us why you believe you can account for a note to the former owner of Darwin as a "component of the consideration in the reverse recapitalization with a charge to additional paid in capital."  Refer to your basis in accounting literature.

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Laura Anthony, Esq.
   *Via facsimile,* 561-514-0832